                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                      BCB FINANCIAL SERVICES CORPORATION
         -------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                  055300 10 7
                         ----------------------------
                                (CUSIP Number)


         Allen E. Kiefer, President and CEO Charles J. Ferry, Esquire
         Heritage Bancorp, Inc.             Rhoads & Sinon LLP
         120 South Centre Street            One South Market Square
         Pottsville, PA 17901               Harrisburg, PA 17101-1146
         (717)                              (717) 233-5731
         -------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 18, 1997
                      -----------------------------------
                         (Date of Event which Requires
                         Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No.    055300 10 17
          -------------------------
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1.   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     (entities only)
                   Heritage Bancorp, Inc.      23-2228542
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
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     (b)
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3.   SEC Use Only
                  --------------------------------------------------------------
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4.   Source of Funds (See Instructions)                    WC, OO
                                        ----------------------------------------
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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6.   Citizenship or Place of Organization                 Pennsylvania
                                          --------------------------------------
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Number of Shares                      7.  Sole Voting Power  Beneficial
                                          Ownership Disclaimed - See Item 5
                                          --------------------------------------
Beneficially Owned                    8.  Shared Voting Power       None
                                                             -------------------
by Each Reporting                     9.  Sole Dispositive Power Beneficial
                                          Ownership Disclaimed - See Item 5
                                          --------------------------------------
Person With                           10. Shared Dispositive Power  None
                                                                   -------------
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     See Item 5
     ---------------------------------------------------------------------------
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain
     Shares X - reporting person disclaims beneficial ownership of 690,516
            --------------------------------------------------------------------
     shares subject to option.  See Item 5
     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  0 (See Item 5)
                                                        ------------------------
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)   HC
                                                 ------------
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.
------    -------------------

     The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $2.50 per share, of BCB Financial Services Corporation ("BCB Common Stock"). The address of the principal executive offices of BCB Financial Services Corporation ("BCB") is 400 Washington Street, Reading, Pennsylvania 19603.


Item 2.   Identity and Background.
------    -----------------------

     This statement is filed on behalf of Heritage Bancorp, Inc. ("Heritage"). Heritage is a Pennsylvania corporation with its principal executive offices at 120 South Centre Street, Pottsville, Pennsylvania 17901. Heritage is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

     Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of Heritage containing the following information with respect to each such person: (a) name, (b) business address, and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

     During the past five (5) years, neither Heritage nor, to the best of Heritage's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

     Pursuant to a Stock Option Agreement dated November 18, 1997 (the "BCB Stock Option Agreement"), BCB has granted to Heritage an option to purchase (the "BCB Option") up to 690,516 shares of BCB Common Stock at an exercise price per share of $22.375, subject to adjustment as provided therein. At the exercise price of $22.375 per share, the aggregate amount of funds required to exercise the BCB Option in full would be $15,450,295.50. If and when the BCB Option is exercised, Heritage's source of funds will be either working capital or funds borrowed from other sources yet to be determined.


Item 4.   Purpose of Transaction.
------    ----------------------

     On November 18, 1997, Heritage and BCB entered into an Agreement and Plan of Consolidation (the "Consolidation Agreement") providing for the consolidation of BCB and Heritage into a new as yet to be named corporation (the "Holding Company"). Under the Consolidation Agreement, each share of issued and outstanding BCB Common Stock on the effective date of the Consolidation will be converted (except as otherwise provided in the Consolidation Agreement) into
1.3335 shares of common stock, $1.00 par value per share, of Holding Company ("Holding Company Common Stock"), and each share of issued and outstanding common stock of Heritage (except as otherwise provided in the Consolidation Agreement) will be converted into 1.05 shares of Holding Company Common Stock. Cash will be paid in lieu of fractional shares.

     Consummation of the Consolidation is subject to, among other things, receipt of all necessary shareholder and regulatory approvals. Upon consummation of the Consolidation, the separate corporate existence of BCB and Heritage shall cease, and all outstanding shares of BCB and Heritage Common Stock (other than shares held by shareholders who perfect dissenters' rights, certain trust shares and except as otherwise provided in the Consolidation Agreement) will be converted into Holding Company Common Stock and cash in lieu of any fractional interest.

     Heritage and BCB have entered into reciprocal stock option agreements in order to facilitate consummation of the transactions contemplated by the Consolidation Agreement. As set forth in response to Item 3 above, pursuant to the BCB Stock Option Agreement BCB has granted to Heritage the option to purchase prior to the termination of the option up to 690,516 shares of BCB Common Stock at an exercise price of $22.375 per share, subject to adjustment pursuant to the terms of the BCB Stock Option Agreement, upon the occurrence of any of the events specified therein. Pursuant to the Heritage Stock Option Agreement, Heritage has granted to BCB the option to purchase prior to the termination of the option up to 947,041 shares of Heritage Common Stock at an exercise price of $22.875 per share, subject to adjustment pursuant to the terms of the Heritage Stock option Agreement, upon the occurrence of any of the events specified therein.

          The preceding summary of certain provisions of the Consolidation Agreement and the Stock Option Agreements is not intended to be complete and is qualified in its entirety by reference to the Consolidation Agreement and the Stock Option Agreements, copies of which are filed as Exhibits 2, 99.1 and 99.2, respectively, to Heritage's Current Report on Form 8-K, dated November 18, 1997, as filed with the Securities Exchange Commission on November 26, 1997, and which are incorporated herein by reference.

     Except as otherwise set forth in Items 3, 4 and 5 hereof, Heritage does not now have any plans or proposals which relate to or would result in any of the actions specified in classes (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

     The 690,516 shares of BCB Common Stock subject to the BCB Option represent approximately 19.9% of the 3,469,930 shares of BCB Common Stock that were issued and outstanding at the time of execution of the stock option agreement. The BCB Option will not become exercisable unless certain events specified in the BCB Stock Option Agreement occur. Unless and until the option is exercised, Heritage disclaims beneficial ownership of the BCB Common Stock subject to the BCB Option.

     Except as otherwise described herein, neither Heritage, nor, to the best of Heritage's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of BCB Common Stock.

     Other than as stated above, no transactions in BCB stock were effected during the past sixty (60) days by Heritage, or, to the best of Heritage's knowledge, by any of the persons listed on Schedule I hereto.


Item 6.   Contracts, Arrangements, Understandings or Relations with Respect to
------    --------------------------------------------------------------------
          Securities of the Issuer.
          ------------------------

     Except as set forth in response to Items 3, 4 and 5 hereof, neither Heritage nor, to the best knowledge of Heritage, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of BCB, including, but not limited to, transfer or voting of any securities of BCB, finder's fees, joint ventures, loans or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     (a) Agreement and Plan of Consolidation dated as of November 18, 1997 by and between Heritage Bancorp, Inc. and BCB Financial Services Corporation (filed as Exhibit 2 to Heritage's Current Report on From 8-K dated November 18, 1997, as filed with the Commission on November 26, 1997, and incorporated herein by reference).

     (b) Stock Option Agreement dated November 18, 1997 by and between Heritage Bancorp, Inc. and BCB Financial Services Corporation (filed as Exhibit 99.1 to Heritage's Current Report on From 8-K dated November 18, 1997, as filed with the Commission on November 26, 1997, and incorporated herein by reference).

     (c) Stock Option Agreement dated November 18, 1997 by and between Heritage Bancorp, Inc. and BCB Financial Services Corporation (filed as Exhibit 99.2 to Heritage's Current Report on Form 8-K dated November 18, 1997, as filed with the Commission on November 26, 1997, and incorporated herein by reference).

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              HERITAGE BANCORP, INC.



Dated:  November 24, 1997     By: /s/ Allen E. Keifer
                                 ----------------------------
                                    Allen E. Kiefer
                                    President and
                                    Chief Executive Officer

                                   SCHEDULE I
                                   ----------


     Each of the persons named below is a citizen of the United States of America.


                         Principal Occupation or Employment;
      Name               Business or Residence Address
-------------------      ------------------------------------

EXECUTIVE OFFICERS:
------------------

Allen E. Kiefer          President and Chief Executive Officer of Heritage
                         National Bank and Heritage Bancorp, Inc.
                         120 South Centre Street
                         Pottsville, PA 17901

Richard A. Ketner        Executive Vice President of Heritage Bancorp, Inc. and
                         Heritage National Bank
                         120 South Centre Street
                         Pottsville, PA 17901

David L. Scott           Vice President and Chief Financial Officer
                         120 South Centre Street
                         Pottsville, PA 17901

DIRECTORS:
---------

Richard D. Biever        Vice President
                         Alpha Mills Corporation
                         122-124 South Margaretta Street
                         Schuylkill Haven, PA 17972

Jane C. Deibert          Retired, formerly President of The Schuylkill Haven
                         Trust Company
                         8 Centre Avenue
                         Schuylkill Haven, PA 17961

Allen E. Kiefer          President and Chief Executive Officer of Heritage
                         National Bank and Heritage Bancorp, Inc.
                         120 South Centre Street
                         Pottsville, PA 17901

Robert F. Koehler        Retired, formerly President of Sylray, Inc.
                         420 Eisenhower Drive
                         Orwigsburg, PA 17961

Ermano O. Agosti         President, Hometown, IGA, Inc.
                         Route 309, R.R. #2
                         Tamaqua, PA 18252

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

Albert L. Evans, Jr.     President, Evans Delivery Company, Inc.
                         P.O. Box 268
                         Pottsville, PA 17901

Richard T. Fenstermacher Co-owner, Hadestry Hardware Co., Inc.
                         23rd and West Market Street
                         Pottsville, PA 17901

Richard A. Ketner        Executive Vice President of Heritage Bancorp, Inc. and
                         Heritage National Bank
                         120 South Centre Street
                         Pottsville, PA 17901

Joanne C. McCloskey      Retired School Teacher
                         16 Cottage Hill West
                         Pottsville, PA 17901

Joseph P. Schlitzer      President, Higgins Insurance Associates and Coldwell
                         Banker Higgins Associates
                         115 South Centre Street
                         Pottsville, PA 17901

Frederick A. Gosch       President, Pflueger
                         Insurance Agency, Inc.
                         11 East Main Street
                         P.O. Box 29
                         Schuylkill Haven, PA 17972

Raman V. Patel           Retired, formerly President, Paydyne, Inc.
                         620 Raring Drive
                         Orwigsburg, PA 17961

William J. Zimmerman     Director, Student Affairs and Marketing, Penn State
                         University, Schuylkill Campus
                         200 University Drive
                         Pottsville, PA 17901

110780

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